PE 3/3/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 09 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004015

March 9, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 3-9-16

Bartlett Naylor
bnaylor@citizen.org

Re: Bank of America Corporation
Incoming letter dated March 3, 2016

Dear Mr. Naylor:

This is in response to your letter dated March 3, 2016 concerning the shareholder proposal that you submitted to Bank of America. On February 26, 2016, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

From: Bart Naylor
To: Fredrickson, David R.; McNair, Matt; Turk, Adam
Subject: appeal on shareholder resolution on Bank of America
Date: Thursday, March 03, 2016 8:54:37 AM
Attachments: bac dec 2015 schwab.pdf
bac march 2016 schwab.pdf
bac dec 2014 schwab.pdf

Please see attached communications with Bank of America for the last 15 months that verify my ownership. The letters all carry the same letterhead, all reference continuous ownership of $2000 worth.

The fact is, I do own the requisite amount.

Below is an email string that shows conversations with BoA. It seems odd that we would have had telephone conversations management sincerely questioned my ownership credential.

From: Bart Naylor
Sent: Wednesday, December 09, 2015 11:08 AM
To: Jeffries, Ross E. - Legal
Subject: Re: Bank of America

Is 1:30 possible?

Bartlett Naylor
*** FISMA & OMB Memorandum M-07-16 ***
(I respond better to email than VM)
Public Citizen

On Dec 9, 2015, at 10:55 AM, "Jeffries, Ross E. - Legal" <ross.jeffries@bankofamerica.com> wrote:

Would you be available today at 12:30?

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Legal Department
214 N. Tryon Street
NC1-027-18-05
Charlotte, NC 28255
(980)388-6878 (o)
(704)517-4711 (m)

From: Bart Naylor [mailto:bnaylor@citizen.org]
Sent: Thursday, December 03, 2015 2:28 PM
To: Jeffries, Ross E. - Legal

Subject: RE: Bank of America

Sorry I'm seeing this late.
Let me know of a good time to talk.
Attached is the ownership proof

From: Jeffries, Ross E. - Legal [mailto:ross.jeffries@bankofamerica.com]
Sent: Monday, November 30, 2015 11:35 AM
To: Bart Naylor
Subject: Bank of America

Mr. Naylor:

I hope you are well. If possible, I would like to speak with you about the shareholder proposal you submitted for the Bank of America Corporation 2016 annual meeting of shareholders. Please let me know a convenient time when we may talk.

Best regards,
Ross Jeffries

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Legal Department
214 N. Tryon Street
NC1-027-18-05
Charlotte, NC 28255
(980)388-6878 (o)
(704)517-4711 (m)

This message, and any attachments, is for the intended recipient(s) only, may contain information that is privileged, confidential and/or proprietary and subject to important terms and conditions available at http://www.bankofamerica.com/emaildisclaimer. If you are not the intended recipient, please delete this message.

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.

Washington, D.C. 20003
Cell: *** FISMA & OMB Memorandum M-07-16 *** (pls leave messages on email)
Email: bnaylor@citizen.org
Twitter: *** FISMA & OMB Memorandum M-07-16 ***

charles SCHWAB

December 8, 2014

Account #:
Questions: (800)378-0685X49350

Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

Dear Bartlett Naylor,

I am writing in response to your request for confirmation of Bank of America stock ownership.

According to our records, over the last two years you have continuously held in excess of $2,000 worth of Bank of America stock.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685X49350.

Sincerely,

Ricky Laderman

Ricky Laderman
Partner Support
9401 E Panorma Circle
Englewood, CO 80112

charles SCHWAB

December 3, 2015

Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: +1 (800) 378-0685
x48852

Dear Bartlett Naylor,

I am writing in regards to your recent inquiry.

As of December 3, 2015, the above referenced account has held over $2,000 worth of Bank of America Stock (BAC) and have held this amount of shares continuously for over two years.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x48852.

Sincerely,

Jonathan Nufio

Jonathan Nufio
Partner Support
9875 Schwab Way
Lone Tree, CO 80124

charles SCHWAB

March 2, 2016

Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: +1 (800) 378-0685
x48852

Dear Bartlett Naylor,

I am writing in regards to your recent inquiry.

You own through your accounts with Schwab more than $2000 worth of Bank of America stock, and you have held this amount continuously for more than two years.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x48852.

Sincerely,

Jonathan Nufio
Partner Support
9875 Schwab Way
Lone Tree, CO 80124